Tel Aviv, December 29, 2014 Our ref: 14082/1254

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: R.V.B. Holdings Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 28, 2014
File No. 000-29884

Dear Mr. Gilmore:

On behalf of R.V.B. Holdings Ltd. (the “Company”), we provide the Company’s response to the comment letter dated December 19, 2014 relating to the above referenced filing.

For your convenience, the comment of the Staff of the Securities and Exchange Commission (the “Staff”) has been restated below in its entirety in bold, with the response to such comment set forth immediately under the comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Annual Report on Form 20-F (the “Annual Report on Form 20-F”). Simultaneously herewith, the Company is filing an amendment to the Annual Report on Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2013

Exhibit 12.1 and 12.2

1.              Please amend your filing and revise your disclosures in each certification. In this regard, the introduction to Item 4 should be revised to also state that you are responsible establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Further, the following should be added as 4(b), if true, “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” We refer you to Exchange Act Rule 13a-14(a) as noted in paragraph 12 of the Instructions as to Exhibits in Form 20-F.

In response to the comment, the Company has filed an amendment to the Company’s Annual Report on Form 20-F to include revised versions of Exhibits 12.1 and 12.2.

Mr. Patrick Gilmore
Securities and Exchange Commission
December 29, 2014

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Very Truly Yours, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.

cc: Ofer Naveh, Chief Financial Officer, R.V.B. Holdings Ltd.